Golden Heaven Group Holdings Ltd.

August 19, 2022

VIA EDGAR

Ms. Alyssa Wall

Mr. Donald Field

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Golden Heaven Group Holdings Ltd. Draft Registration Statement on Form F-1 Filed June 22, 2022 File No. 333-06236

Dear Ms. Wall and Mr. Field:

Golden Heaven Group Holdings Ltd. (the “Company,” “we,” “us,” or “our company”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 19, 2022 regarding its Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) filed on June 22, 2022. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. Amendment No. 1 to the Registration Statement on Form F-1 (“Amendment No. 1 to the Registration Statement”) is filed to accompany this response letter.

Draft Registration Statement

Cover Page

1. Please amend your disclosure to clearly disclose how you will refer to the holding company and subsidiaries throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations, and refrain from using terms such as “we” or “our” when describing activities, functions, or employees of your subsidiaries. Please disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: In response to the Staff’s comment, we have amended our disclosure on the cover page and throughout Amendment No.1 to the Registration Statement to clarify that: (i) we are an offshore holding company incorporated in the Cayman Islands with no material operations of our own and conduct substantially all of our operations through the Chinese operating entities; (ii) investors in our ordinary shares are purchasing equity interests in the Cayman Islands holding company, and not in the Chinese operating entities; and (iii) as used in the prospectus, terms such as “we,” “us,” “our company,” or “our” refer to Golden Heaven Group Holdings Ltd., unless the context suggests otherwise, and when describing Golden Heaven Group Holdings Ltd.’s consolidated financial information, also includes the Chinese operating entities.

2. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Disclose that investors may never hold equity interests in the Chinese operating entities. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Please provide a crossreference to your detailed discussion of risks facing the company and the offering as a result of your operating structure.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover page of Amendment No.1 to the Registration Statement to clarify that: (i) we are not a Chinese operating company but a Cayman Islands holding company with operations conducted through the operating entities in China; (ii) this operating structure involves unique risks to investors and Chinese regulatory authorities could disallow our operating structure, which would likely result in a material change in our operations and/or a material change in the value of our ordinary shares, and could cause the value of our ordinary shares to significantly decline or become worthless; and (ii) investors in our ordinary shares are purchasing equity interests in the Cayman Islands holding company, and may never hold equity interests in the Chinese operating entities. We have also added cross-references to the detailed discussion of such risks accordingly.

3. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Please revise your disclosure relating to the Holding Foreign Companies Accountable Act to include a discussion of the Accelerating Holding Foreign Companies Accountable Act, as well as the time frames under both Acts.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover page of Amendment No.1 to the Registration Statement to clarify that: (i) our auditor, B F Borgers CPA PC, is not subject to the determinations announced by the PCAOB on December 16, 2021; (ii) our ordinary shares may be delisted from a national exchange or prohibited from being traded over-the-counter under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditor for three consecutive years; and (iii) on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years, instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted.

4. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.

Response: In response to the Staff’s comment, we have amended our disclosure on the cover page, in the summary risk factors and risk factors sections of Amendment No.1 to the Registration Statement to state that, to the extent cash or assets in the business is in China or a Chinese operating entity, the funds or assets may not be available to fund operations or for other use outside of China due to interventions in or the imposition of restrictions and limitations on the ability of our company or the operating entities by the PRC government to transfer cash or assets. We have also included cross-references to these discussions accordingly.

5. Please discuss whether there are limitations on your ability to transfer cash between you and your subsidiaries or investors. Please provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

Response: In response to the Staff’s comment, we have included the disclosure on the cover page of Amendment No.1 to the Registration Statement to clarify that: (i) cash transfers from the Cayman Islands holding company to the Chinese operating entities are subject to the applicable PRC laws and regulations on loans and direct investment; (ii) cash transfers from the Chinese operating entities to the Cayman Islands holding company are subject to the current PRC regulations, which permit the Chinese operating entities to pay dividends to their shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations; and (iii) cash transfers from the Cayman Islands holding company to the investors is subject to the restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion. We have also included cross-references to these discussions accordingly.

6. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, and investors, please summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Response: In response to the Staff’s comment, we have included the disclosure on the cover page and in the prospectus summary of Amendment No.1 to the Registration Statement to disclose that there are no such cash management policies.

Prospectus Summary, page 1

7. Please identify clearly the entity in which investors are purchasing their interest and the entities in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Response: In response to the Staff’s comment, we have revised the disclosure on page 1 of Amendment No.1 to the Registration Statement to clarify that: (i) investors in our ordinary shares are purchasing equity interests in the Cayman Islands holding company, and not in the Chinese operating entities; and (ii) we directly hold 100% equity interests in the Chinese operating entities, and we do not currently adopt VIE contractual agreements between the entities that may adversely affect investors or the value of their investment.

8. In your summary of risk factors, please disclose the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please provide cross-references to the relevant individual detailed risk factors.

Response: In response to the Staff’s comment, we have revised the disclosure in the summary of risk factors on page 4 of Amendment No.1 to the Registration Statement to include the risk that the Chinese government exerts substantial influence over the manner in which the operating entities conduct their business activities, may intervene or influence such operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or be worthless.

9. Please provide a clear description of how cash is transferred through your organization, and disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Response: In response to the Staff’s comment, we have included the disclosure on pages 8 and 9 of Amendment No.1 to the Registration Statement. As of the date of this prospectus, our Cayman Islands holding company has not declared or paid dividends or made distributions to the Chinese operating entities or to investors in the past, nor any dividends or distributions were made by a Chinese operating entity to the Cayman Islands holding company. We have included cross references to our risk factor discussion that we may rely on dividends and other distributions on equity paid by the operating entities to fund any cash and financing requirements we may have, and any interventions in or the imposition of restrictions and limitations on the ability of our company or the operating entities by the PRC government to transfer cash or assets could have a material and adverse effect on our business.

10. Please disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: In response to the Staff’s comment, we have included the requested disclosure on page 8 of Amendment No.1 to the Registration Statement.

Risk Factors, page 12

11. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, we have revised the disclosure on page 24 of Amendment No.1 to the Registration Statement to include the requested risk.

Risks Related to Doing Business in the PRC

The enforcement of the PRC Labor Contract law and other labor-related regulations in the PRC…, page 28

12. We note your disclosure that the operating companies failed to comply with the PRC Social Insurance Law and the Administrative Measures on Housing Fund for the years 2019, 2020, and 2021. Please disclose the potential risk or consequences to the company caused by this noncompliance, including potential impact on the securities offered. Please also disclose whether you are currently in compliance with these requirements, and whether you have taken steps to remediate your prior failure to comply.

Response: In response to the Staff’s comment, we have included the requested disclosure on page 30 of Amendment No.1 to the Registration Statement.

Use of Proceeds, page 41

13. Please provide information on the status of any acquisitions of businesses engaged in amusement park development. Refer to Item 3(C)(3) of Form 20-F.

Response: In response to the Staff’s comment, we have revised the disclosure on page 43 of Amendment No.1 to the Registration Statement to disclose that we have not identified, or engaged in any material discussions regarding, any potential target as of the date of the prospectus.

Enforceability of Civil Liabilities, page 45

14. Please amend your disclosure in this section to include a description of the difficulties in bringing legal claims against your Hong Kong- and BVI-based subsidiaries.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 48 and 49 of Amendment No.1 to the Registration Statement to include a description of the difficulties in bringing legal claims against our Hong Kong- and BVI-based subsidiaries.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Results of Operations

Comparison of the Year ended September 30, 2020 and 2021, page 51

15. Your disclosure in the Business section starting on page 70 includes information on the number of park guests, number of attractions, and pricing of rides and attractions by category. Please tell us if management uses any metrics or key performance indicators to assess performance. If so, please refer to SEC Release No. 33-10751 for guidance on disclosures to provide.

Response: In response to the Staff’s comment, we have revised the disclosure on page 54 of Amendment No.1 to the Registration Statement to include a description of the management’s review process.

16. Sales of in-park recreation increased by $14.9 million, or 44%, for the year ended September 30, 2021. Please expand your discussion to provide a robust and quantified analysis of the significant drivers that you identified for the material changes in revenues. Also, describe the underlying reasons and any known trends or uncertainties that have had or that are reasonably likely to have a material impact on revenues. Refer to Item 5 of Form 20-F.

Response: In response to the Staff’s comment, we have revised the disclosure on page 59 of Amendment No.1 to the Registration Statement to include a description of the analysis and also updated the changes in revenue as per comment 25.

Liquidity and Capital Resources, page 56

17. Please revise to include an analysis of the components of the statements of cash flows (i.e., operating, investing, and financing activities) that explains and quantifies the significant drivers underlying material year-to-year variations. Refer to Item 5 of Form 20-F and Section IV.B.1 of SEC Release No. 33-8350.

Response: In response to the Staff’s comment, we have revised the disclosure on page 63 of Amendment No.1 to the Registration Statement to include detailed analysis for all cash flows.

Commitments and Contingencies

Commitments, page 56

18. Please amend your disclosure to describe what additional lease commitments the company is anticipating and when they are anticipated to commence.

Response: In response to the Staff’s comment, we have revised the disclosure on page 64 of Amendment No.1 to the Registration Statement to include description of the lease.

Business, page 70

19. We note your disclosure that “the local governments have agreed in four out of six current agreements with our operating entities to disallow the development of similar amusement parks in the vicinity of the park localities.” Please amend your disclosure to describe the terms of these agreements more fully, including the term of exclusivity.

Response: In response to the Staff’s comment, we have revised the disclosure on page 85 of Amendment No.1 to the Registration Statement to disclose that the terms of exclusivity are for the duration of the respective contract terms.

20. We note your disclosure on page 76 that “[w]e do not consider theme park operators, such as the Walt Disney Company and Fantawild Holdings Inc., as our operating entities’ direct competitors.” Please revise or amend your disclosure regarding cost effectiveness of your operating entities, which currently compares the cost of access to your rides and attractions with direct comparisons to costs of admission to facilities operated by the Walt Disney Company and Fantawild Holdings Inc., or explain why you believe such comparison is useful for investors.

Response: In response to the Staff’s comment, we have revised the disclosure on page 85 of Amendment No.1 to the Registration Statement to remove the comparisons of costs of admission.

Management, page 94

21. We note your disclosure that you will enter into employment agreements with your executive officers. Please file any such contracts as exhibits to the registration statement.

Response: Your comment is duly noted and we will file the employment agreements as exhibits by amendment.

Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Income, page F-3

22. Please revise to provide earnings per share data consistent with Rule 5-03.25 of Regulation S-X.

Response: In response to the Staff’s comment, we have revised the disclosure on pages F-4 and F-20 of Amendment No.1 to the Registration Statement to include the earnings per share data.

2. Summary of Significant Accounting Policies, page F-7

23. Please disclose in an accounting policy footnote the specific types of amounts included in cost of revenue, general and administrative expenses and selling expenses.

Response: In response to the Staff’s comment, we have revised the disclosure on page F-10 of Amendment No.1 to the Registration Statement to include the accounting policy footnote for the expenses.

Revenue Recognition, page F-9

24. Please expand your policy for in-park recreation to discuss how you measure obligations for returns or refunds. See ASC 606-10-50-20.

Response: In response to the Staff’s comment, we have revised the disclosure on page F-9 of Amendment No.1 to the Registration Statement to include the description of refund policies.

25. On page 54, you say there was a $3.7 million increase in selling expenses, which was primarily attributable to an increase of $3.2 million in rebates that you offered to guests for loading their prepaid cards. Please disclose your accounting policy for the incentives you offer to your customers (e.g., rebates, discounts, etc.) and tell us the authoritative guidance you used to support your accounting treatment. Also, please discuss how you considered the guidance in ASC 606-10-32-6.

Response: In response to the Staff’s comment, we have revised the disclosure on page F-9 of Amendment No.1 to the Registration Statement to adjust the rebates against the revenue, and presented a net revenue after rebates, and updated the accounting policies

3. Other Current Assets, page F-11

26. You have recorded $15.3 million as prepayment of projects. Please disclose the nature and terms of these prepayments and discuss the related projects.

Response: In response to the Staff’s comment, we have revised the disclosure on page F-12 of Amendment No.1 to the Registration Statement to include detailed information of each project.

8. Advances From Customers, page F-13

27. Please disclose the nature and terms associated with your advances from customers. Also, disclose whether you assume any breakage on advances from customers and, if so, your accounting policy for assuming breakage. Refer to ASC 606-10-55-46 through 55-49.

Response: In response to the Staff’s comment, we have revised the disclosure on page F-9 of Amendment No.1 to the Registration Statement to include the description of refund policies.

13. Segment reporting, page F-16

28. Please tell us and disclose why two of your three segments have no expenses or assets allocated to them. Also, disclose the information required by ASC 280-10-50-29.

Response: In response to the Staff’s comment, we have revised the disclosure on page F-17 of Amendment No.1 to the Registration Statement to include the description of segment.

General

29. Please revise to name PRC counsel where you state that your position is based on the advice of your PRC counsel.

Response: In response to the Staff’s comment, we have revised the references to our PRC counsel throughout Amendment No.1 to the Registration Statement in accordance with the Staff’s request.

30. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: We respectfully advise the Staff that up to the date of this reply, there has been no written communications as defined in Rule 405 under the Securities Act. We undertake to provide the Staff with copies of any future written communications, as defined in Rule 405 under the Securities Act, that we or anyone authorized to do so on our behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206. We respectfully advise the Staff that Ms. Qiong Jin would serve as the contact person on behalf of our company according to our previous email communications with the Commission.

Very truly yours,

/s/ Qiong Jin
Chief Executive Officer, and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC